Mail Stop 3720

January 8, 2007

Mr. Jeffrey F. Brotman
President and Chief Executive Officer
TRM Corporation
5208 N.E. 122nd Avenue
Portland, OR 97230

      Re: TRM Corporation
                 Item 4.01 Form 8-K
                 Filed January 5, 2007
                 File No. 000-19657

Dear Mr. Brotman:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please file a revised Form 8-K upon the completion of procedures regarding Form 10-Q for the quarter ended September 30, 2006, and all services related to the current audit of the company's Form 10-K, to include the date upon which the dismissal of your auditors is effective, as discussed in Item 4.01 of your Form 8-K filed on January 5, 2007. Please note that all portions of the Form 8-K should be updated, including sections regarding the former accountant's reports as well as any disagreements or reportable events. A new Exhibit 16 letter will also be required.

2.   When you engage a new accountant, please report the engagement in a new Form
        8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In
        making any disclosures about consultations with your new accountants, please
        ensure that you disclose any consultations up through the date of engagement.

                                        *   *   *   *

         As appropriate, please respond to these comments, via EDGAR, within five
business days or tell us when you will respond. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United
        States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        If you have any questions, please call Kenya Wright Gumbs at (202) 551-3373.

                                                Sincerely,

                                                Robert S. Littlepage
                                                Accountant Branch Chief